RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

07020451

18th January, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Sub : Unaudited Financial Results for the quarter ended 31st December, 2006

In terms of Clause 41 of the Listing Agreement entered with the Indian Stock Exchanges, we enclose a copy of the Unaudited Financial Results for the quarter ended 31st December, 2006, which were approved by the Board of Directors at their meeting held on 18th January, 2007.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

PROCESSED
JAN 2 4 2007 E
THOMSON
FINANCIAL

RELIANCE
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Global Fuel Management Services Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 31 st December, 2006

(Rs.in Lakhs)

Sr.No.	Particulars	Quarter ended	Twelve Months ended	Nine Months ended
		31st December, 2006	31st December,2006	31st December, 2005 Audited
1	Income from operations	7,353.97	9,997.10	-
2	Other Income	4,761.69	7,279.99	0.09
		12,115.66	17,277.09	0.09
3	Cost of operations	6,596.18	8,496.50	-
4	Staff Cost	21.27	108.33	-
5	Other Expenses	2,321.70	2,943.26	39.78
6	Interest and Finance Charges	1,399.56	1,399.56	-
7	Depreciation	231.01	922.90	398.92
8	Profit / (Loss) before Tax	1,545.94	3,406.54	(438.61)
9	Provision for -			
	Current Tax	497.29	1,027.98	-
	Fringe Benefit Tax	3.45	26.31	-
	Deferred Tax Liabilities/(Assets)	-	101.36	(147.66)
10	Net Profit / (Loss) for the period	1,045.19	2,250.89	(290.95)
11	Paid up Equity Share Capital (Face Value Rs.5/- per Share)	67,156.52	67,156.52	5.00
12	Reserves		-	-
13	Earnings per share (On Net Profit/Loss)(* not annualised)			
	- Basic (Rs.)	0.08*	0.17*	-437.22*
	- Diluted (Rs.)	0.06*	0.16*	-437.22*
14	Aggregate of Non-Promoter Share Holding -			
	- No.of Shares	737,521,880	737,521,880	Nil
	- Percentage of Shareholding	54.91	54.91	Nil

Notes:

1. The Company acquired the business on demerger of Reliance Industries Limited on 27th January, 2006 and therefore comparative figures are not given for the previous quarter and twelve months.

2. The Company operates in only one segment, namely, Fuel Handling. Hence, no separate Segment Report is prepared.

3. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 31st December, 2006 as per the listing agreements entered into with the stock exchanges in India.

4. During the quarter, the Company has issued 4.928% FCCBs aggregating US Dollars 300 million. The FCCBs have a maturity period of 5 years and 1 day and are not listed. The FCCBs, if fully converted into equity shares, will result in increasing the capital of the Company from 1,34,31,30,422 equity shares of Rs.5 each to 1,86,94,57,345 shares.

5. The Company, during the quarter ended 31st December, 2006, received 32 investor complaints and they were resolved. No complaints were pending at the end of the quarter.

6. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 18th January, 2007.

7. Figures of the previous year have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 18th January, 2007

Anil D.Ambani
Chairman